                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                        AMENDED FORM 10SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


                    COPPER VALLEY MINERALS LTD.
                    ---------------------------
        (Exact name of Company as specified in its charter)


NEVADA                                               98-0207554
------                                               ----------
(State or other jurisdiction of                      (I.R.S. Employer
incorporation or organization)                       Identification No.)


Suite 1880, 1055 West Georgia Street
Vancouver, British Columbia, Canada                  V6E 3P3
-----------------------------------                  -------
(Address of principal executive offices)             (Zip Code)


Registrant's telephone number, including area code:  604-687-7962
                                                     ------------


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class               Name of each exchange on which
to be so registered               each class is to be registered
-------------------               ------------------------------

None                              None


Securities to be registered pursuant to Section 12(g) of the Act:

             Common Shares, par value $0.001 per share
             -----------------------------------------
                          (Title of class)

                        TABLE OF CONTENTS

                                                              Page

COVER PAGE ....................................................  1

TABLE OF CONTENTS .............................................  2

PART I ........................................................  3
DESCRIPTION OF BUSINESS .......................................  3

DESCRIPTION OF PROPERTY ....................................... 12

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES ....... 12

REMUNERATION OF DIRECTORS AND OFFICERS ........................ 13

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS .. 14

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS ..... 14

DESCRIPTION OF SECURITIES ..................................... 14

PART II ....................................................... 16

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
     COMMON EQUITY AND OTHER STOCKHOLDER MATTERS .............. 16

LEGAL PROCEEDINGS ............................................. 16

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ................. 16

RECENT SALES OF UNREGISTERED SECURITIES ....................... 16

INDEMNIFICATION OF DIRECTORS AND OFFICERS ..................... 17

PART F/S ...................................................... 19

FINANCIAL STATEMENTS .......................................... 19A

PART III ...................................................... 20

INDEX TO EXHIBITS ............................................. 20

SIGNATURES .................................................... 21

                              PART I

The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

Item 6.  Description of Business

Organization
------------

Copper Valley Minerals Ltd. (the "Company") was organized as a Nevada corporation on June 11, 1998. The name of the Company was changed from "Recon Rubber Corporation" to "Copper Valley Minerals Ltd." by the filing of a Certificate of Amendment of the Articles of Incorporation with the Nevada Secretary of State effective July 1, 1999.

Business
--------

The Company is a natural resource company engaged in the acquisition, exploration and development of mineral properties. The Company has an option to acquire an interest in the properties described below under the heading "New York Canyon Property Option Agreement". The Company intends to carry out exploration work on the New York Canyon Property in order to ascertain whether the New York Canyon Property possesses commercially exploitable quantities of copper and ancillary precious minerals, including gold and silver. There can be no assurance that a commercially exploitable mineral deposit, or reserve, exists in the New York Canyon Property until appropriate exploratory work is done and an economic evaluation based on such work concludes economic feasibility.

New York Canyon Property Option Agreement
-----------------------------------------

The Company has acquired an option (the "Option") to acquire a 51% interest in certain mineral claims situated in the State of Nevada (the "New York Canyon Property"). The Company acquired the Option pursuant to an agreement dated March 31, 1999 between the Company, Kleinebar Resources Ltd. ("Kleinebar"), Bill Henderson and Kurt Schendel (Kleinebar, Bill Henderson and Kurt Schendel are referred to as the "Optionors"). The consideration paid by the Company to the Optionor for the grant of the Option was $1,000 US.

The Option is exercisable by the Company completing the following payments to the Optionors and incurring the following required exploration expenditures on the New York Canyon Property:

1. paying to the Optionors an aggregate of $300,000 in accordance with the following schedule:

     1.   $50,000 on or before March 31, 2000;
     2.   $75,000 on or before March 31, 2001;
     3.   $75,000 on or before March 31, 2002;
     4.   $100,000 on or before March 31, 2003; and

2. incurring an aggregate of $1,009,000 of property exploration expenditures on the New York Canyon Property within the following periods:

     1.   $9,000 US on or before April 1, 2000;

     2.   $150,000 US on or before April 1, 2001;
     3.   $150,000 US on or before April 1, 2002;
     4.   $240,000 US on or before April 1, 2003;
     5.   $450,000 US on or before April 1, 2004.

In the event that the Company spends, in any of the above periods, less than the required sum, the Company may, at its option, pay to the Optionors the difference between the amount actually spent and the required exploration expenditure in full satisfaction of the exploration expenditures to be incurred. In the event that the Company spends, in any period, more than the required sum, then the excess will be carried forward and applied to the required exploration expenditures to be incurred in subsequent periods. If the Company fails to make any required payment or incur any required exploration expenditure, the Option will terminate and the Company will have no further rights to the New York Canyon Property.

Property exploration expenditures include all costs of acquisition and maintenance of the property, all expenditures on the exploration and development of the property and all other costs and expenses of whatsoever kind or nature, including those of a capital nature, incurred or chargeable with respect to the exploration of the property. In addition, until the Company shall have secured a 51% interest in the New York Canyon Property, the Company is obligated to maintain in good standing all mineral claims comprising the New York Canyon Property by the doing and filing of assessment work or making of payments in lieu thereof, by the payment of taxes and rentals, and the performance of all other actions which may be necessary in that regard and in order to keep the mineral claims free and clear of all liens and other charges. The Company has made all payments necessary to maintain the minerals claims for the subsequent twelve-month period.

Upon the Company acquiring a 51% interest in the New York Canyon Property by exercise of the Option, the Company and the Optionors will enter into a joint venture for the purpose of further exploring and developing and, if economically and politically feasible, constructing and operating a mine on the New York Canyon Property.

New York Canyon Property
------------------------

The New York Canyon Property is comprised of thirty seven (37) mineral claims located in the Sante Fe mining district in Mineral County in the State of Nevada (the "Mineral Claims"). The Mineral Claims consist of twenty (20) continuous claims centered over what is locally referred to as the "Long Shot Ridge" and seventeen (17) contiguous claims centered over what is locally referred to as the "Copper Queen" mineral occurrence.

The Mineral Claims were staked by Kleinebar in October, 1998. The Mineral Claims and their locations are summarized as follows:

-----------------------------------------------------------
CLAIM NAME     DATE LOCATED       Location     # of
	                                         Clms
-----------------------------------------------------------
NYC 1,3,5,7,   October 17, 1998   Sec 33,34      7
9,11,13                           T8N R35E
-----------------------------------------------------------
NYC 2,4,6,8,   October 17, 1998   Sec 33,        7
10,12,14                          T8N R35E
-----------------------------------------------------------
NYC 35         October 17, 1998   Sec 4, 	 1
                                  T7N R35E
-----------------------------------------------------------
NYC 36         October 17, 1998   Sec 3,         1
                                  T7N R35E
-----------------------------------------------------------
NYC 37         October 17, 1998   Sec 33,        1
                                  T8N R35E
-----------------------------------------------------------
NYC 38         October 17, 1998   Sec 34,        1
                                  T8N R35E
-----------------------------------------------------------
NYC 39,40      October 17, 1998   Sec 34,        2
                                  T8N R35E
-----------------------------------------------------------
                                                20
-----------------------------------------------------------


-----------------------------------------------------------
CLAIM NAME     DATE LOCATED       Location     # of
	                                         Clms
-----------------------------------------------------------

NYC 15-18      October 16, 1998   Sec 6	         4
                                  T7N R35E
-----------------------------------------------------------
NYC 19-31      October 16, 1998   SEC 31        13
                                  T8N R35E
-----------------------------------------------------------
                                                17
-----------------------------------------------------------

The New York Canyon Property is located in the southeastern portion of Mineral County, Nevada, thirty miles east of the county seat of Hawthorne. Access to the Mineral Claims is via Highway 95 from Hawthorne to Luning. From Luning, a seven (7) mile gravely country road provides access to the New York Canyon Property.

Geological Report
-----------------

The Company has obtained a geological report on the New York Canyon Property prepared by Mr. Wes C. Hanson, Professional Geologist of 12161-228 Street, Maple Ridge, British Columbia, Canada (the "Geological Report"). The Geological Report is attached hereto as Exhibit 6. The Geological Report summarizes the exploration history of the New York Canyon Property, the regional geology of the New York Canyon Property and provides conclusions and recommendations for a work program on the New York Canyon Property. These results of the Geological Report are summarized below.

A copy of the Geological Report is attached to this Registration
Statement as an Exhibit. The information provided in this Registration Statement with respect to the Geological Report is qualified in its entirety by reference to the complete text of this report.

Exploration History of the New York Canyon Property
---------------------------------------------------

The Geological Report states that geological exploration in the vicinity of the New York Canyon Property commenced in the 1870's with the discovery of the Santa Fe Silver Mine in the Santa Fe mining district. This discovery led to silver production from a number of other silver, silver-lead and silver-copper deposits in the district. The discovery of significant copper deposits, identified around 1893, saw mining activity focus on the large copper deposits in the area. These deposits, mined via short tunnels and open cuts, superceded the small silver mining
operations scattered throughout the area.   The Geological Report states
that commercial copper production in the Santa Fe mining district was achieved from 1906 to 1935.

Modern exploration of the area began in 1964 and continued until 1994. The exploration during this period is summarized in the Geological Report. The area has seen little exploration since 1994 due to poor copper prices. The New York Canyon Property became available for staking in September, 1998 due to the failure of the previous owner to pay maintenance fees. The New York Canyon Property was staked by Kleinebar at this time.

New York Canyon Property Geology
--------------------------------

The geology of the New York Canyon Property is summarized in the Geological Report. The Geological Report identifies copper as the principal economic mineral in the area of the New York Canyon Property.

The Geological Report concludes that the New York Canyon Property has significant potential for copper resources. In particular, the Long Shot
Ridge deposit appears to be amenable to processing copper ore.    The
remainder of the New York Canyon Property offers good sulphide potential.


The Geological Report also concluded that while it is unlikely that a "stand alone" gold or silver deposit exists, there is good potential to enhance the overall net present value of any existing copper resources with gold and/or silver mineralization. The potential for the property to host significant gold and silver content is based on the following observations:

1.	Silver production was realized from this district and from operating mines on the property in the past;

2.	Anomalous gold and silver values have been identified from surface rock sampling programs;

3.	The Santa Fe Gold Mine operated by Homestake lies approximately 5 miles south-southeast of the Kleinebar claims.

4.	The structural, geological and chemical conditions that caused the skarnification and deposited low grade copper enrichment, are also favorable conditions for the deposition of gold and silver mineralization.

5.	With the exception of a limited number of surface (and drill samples), the property remains largely untested for precious metal potential.

Notwithstanding these conclusions, it should be noted that no assurance can be given that there will be sufficient quantities of gold, silver or other minerals to justify commercial mining of the Property.

Conclusions and Recommendations of the Geological Report

The author of the Geological Report concluded that the New York Canyon Property offers an excellent opportunity for both improving the existing copper resource and developing additional value from gold and/or silver mineralization.

The New York Canyon Property has been affected by favorable geological conditions for copper, gold and silver deposition. The claims remain largely untested for gold and silver mineralization, even though historic information indicates anomalous gold and silver values from surface rock chip samples.

The Geological Report recommended proceeding with a limited exploration program proposed by Kleinebar, as described below. In particular, the Geological Report recommended proceeding with the collection of an additional 150 samples in order to further determine the potential for gold and silver associated with the copper mineralization on the property.

The limited exploration program proposed by Kleinebar is a one phase geological exploration program summarized as follows:



Proposed Year 1 Budget - Work Program
-------------------------------------

Description                              Quantity           Amount
------------                             --------           ------
Geological Mapping @ $325/day            1 x 3 days        $975.00

Geo-chemical Samplers @ $160/day         1 x 3 days        $480.00

Room & Board for Above @ $100/day        2 x 3 days        $600.00

Lab Analysis @ $15.00/sample             150 samples     $2,250.00

Car Rental & Gas @ $125/day              3 days            $375.00

Travel - Airfare                         1 x $400          $400.00

Miscellaneous                                               $90.00
                                                         ---------
TOTAL:                                                   $5,170.00
                                                         =========

Company's Plan of Operation
---------------------------

The Company has determined to proceed with the limited exploration program on the New York Canyon Property as recommended by the Geological Report. The Company has raised sufficient funds from recent sales of its securities, as set forth in Item 4 of Part II of this Registration Statement, to proceed with this limited exploration program. The Company will assess whether to proceed with further exploration programs upon completion of the limited exploration program and an evaluation of the results of the limited exploration program.

The Company had cash on hand in the amount of $34,647 as of October 31, 1999. The Company believes that these cash reserves are sufficient to enable the Company to complete Phase One of the exploration program. The Company believes that its cash reserves are also sufficient to meet its obligations for the next twelve month period to C.H.M. Consulting Inc. under the Management Agreement, as described below, and to pay for the legal and accounting expense of complying with its obligations as a reporting issuer under the Securities Exchange Act of 1934, in addition to the cost of completing Phase One of the exploration program.

The Company will require additional funding in the event that the Company determines to proceed with further exploration upon reviewing the results
of Phase One of the exploration program.   The Company anticipates that
the cost of any additional exploration program is in excess of the projected cash reserves of the Company upon completion of Phase One of the exploration program. The Company anticipates that additional funding will be in the form of equity financing from the sale of the Company's common stock. There is no assurance that the Company will be able to achieve additional sales of its common stock sufficient to fund additional phases of the exploration program. The Company believes that debt financing will not be an alternative for funding an additional exploration program. The Company does not have any arrangements in place for future equity financing of the Company.

If the Company does not secure additional financing, the Company will not be able to complete any additional exploration programs or complete the required payments to Kleinebar or the required exploration expenditures under the Option. The Company will be required to abandon the Option in the event that the Company is unable to achieve sufficient financing as required to complete the exploration expenditures on the New York Canyon Property or complete the required payments to Kleinebar. The Company will consider bringing in a joint venture partner for the New York Canyon Property if the Company is unable to achieve sufficient funding by itself to proceed with the required exploration expenditures and the Company does not want to abandon the New York Canyon Property. The Company will pursue acquiring interests in alternate mineral properties in the event of termination of the Option due to a failure to incur the required exploration expenditures.

Management Agreement
--------------------

The Company has entered into a management agreement dated April 1, 1999 with C.H.M. Consulting Inc., a company controlled by J. Stephen Barley, President of the Company, whereby C.H.M. Consulting Inc. has agreed to provide management and administration services to the Company for a fee of $750 US per month for a one-year term commencing April 1, 1999 (the "Management Agreement"). The services include the management services of Mr. Barley, reception, secretarial services, accounting services, investor relations and general office services.

A copy of the Management Agreement is attached to this Registration Statement as an Exhibit. The information provided in this Registration Statement with respect to the Management Agreement is qualified in its entirety by reference to the complete text of that agreement.

Competition and Marketing
-------------------------

The mining industry, in general, is intensely competitive. There can be no assurance that even if commercial quantities of ore are discovered, a ready market will exist for its sale. Numerous factors beyond the control of the Company may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Compliance with Government Regulation
-------------------------------------

The Company will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in the United States generally and in the State of Nevada, specifically. In addition, production of minerals in the State of Nevada will require prior approval of applicable governmental regulatory agencies. There can be no assurance that such approvals will be obtained. The cost and delay involved in attempting to obtain such approvals cannot be known in advance.

During the exploration phase of the New York Canyon Property, the Company will be subject to regulation by the Bureau of Land Management, a branch of the US Department of the Interior. The Company has budgeted for regulatory compliance costs in the proposed work program recommended by the Geological Report. The Company will have to sustain the cost of reclamation and environmental mediation for all exploration (and development) work undertaken. The amount of these costs is not known at this time as the Company does not know the extent of the exploration program it will undertake, beyond completion of the recommended work program, or if it will enter into production on the New York Canyon Property. Because there is presently no information on the size, tenor, or quality of any resource or reserve, it is impossible to assess the impact of any capital expenditures on the Company, its earnings or competitive position in the event a potentially-economic deposit is discovered.

If the Company enters the production phase, the cost of complying with permit and regulatory environment laws will be greater because the impact on the project area is greater. Permits and regulations will control all aspects of the production program if the project continues to that stage. Examples of regulatory requirements include:

*	Water discharge will have to meet drinking water standards (State
Water Quality Control Board);

*	Dust generation will have to be minimal or otherwise re-mediated
(State Air Quality Control Board);

*	Dumping of material on the surface will have to be re-contoured and re-vegetated with natural vegetation (Bureau of Land Management);

*	An assessment of all material to be left on the surface will need to be environmentally benign (Bureau of Land Management);

*	Ground water will have to be monitored for any potential
contaminants (State Water Quality Control Board);

*	The socio-economic impact of the project will have to be evaluated and if deemed negative, will have to be re-mediated (County
Agencies); and

*	There will have to be an impact report of the work on the local fauna and flora including a study of potentially endangered species (Bureau of Land Management).

Exploration Risk
----------------

Exploration for minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures to be made by the Company in the acquisition of the interests described herein will result in discoveries of commercial quantities of ore. Hazards such as unusual or unexpected formations and other conditions are involved in mineral exploration and development. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company's financial position.

The Company cannot give any assurance as to what would be considered a "commercial quantity" of ore for the New York Canyon Property. A "commercial quantity" of ore is a quantity of ore which is sufficient to economically justify commercial exploitation. In determining whether a body of ore economically justifies exploitation, the Company will assess those factors which impact on the economics of production of the New York Canyon Property, including prevailing mineral prices, the concentration of minerals within the ore, cost of mining and production, costs of money, costs of environmental compliance and general economic conditions.

No Known Bodies of Ore
----------------------

There are no known bodies of ore on the Company's optioned property. The business plan of the Company is to raise funds to carry out further exploration with the objective of establishing ore of commercial tonnage and grade. If the Company's exploration programs are successful, additional funds will be required for the development of economic reserves and to place them in commercial production. The only source of future funds presently available to the Company is through the sale of equity capital. The only alternative for the financing of further exploration would be the offering by the Company of an interest in its optioned property to be earned by another party or parties carrying out further exploration or development thereof, which is not presently contemplated.

Research and Development Expenditures
-------------------------------------

During the past two fiscal years, the Company has not completed any research or development expenditures.

Subsidiaries
------------

The Company has no subsidiaries.

Employees
---------

The Company has no paid or full time employees, other than Mr. J. Stephen Barley, President, Secretary and Treasurer of the Company. The Company conducts its business through agreements with consultants and arms-length third parties. The only officer of the Company, J. Stephen Barley, provides his services on a part-time basis as required for the business of the Company pursuant to the Management Agreement. Mr. Barley presently commits approximately 15% of his business time to the business of the Company. C.H.M. Consulting Inc., a company controlled by Mr. Barley, is paid a management fee of $750 per month pursuant to the Management Agreement for these services.

Patents and Trademarks
----------------------

The Company does not own, either legally or beneficially, any patent or trademark.

YEAR 2000 RISK
--------------

Background

Computer systems, software packages, and microprocessor dependent equipment may cease to function or generate erroneous data when the Year 2000 arrives. The problem affects those systems or products that are programmed to accept a two-digit code in date code fields. To correctly identify the Year 2000, a four-digit date code field will be required to be what is commonly termed "Year 2000 compliant."

Readiness

The Company has completed an assessment of all internal systems and operations to determine Year 2000 compliance. The Company does not own any computer hardware or license any computer software in its operations as a geological exploration company. As such, the Company does not anticipate any material adverse operational issues to arise from the Year 2000 problem affecting internal systems and operations.

The Company has investigated the Year 2000 compliance of all computer hardware and computer software used by the Company's consultants in the Company's business operations. The Company has relied upon the verbal representations of each of its consultants that third party software used by the consultant is Year 2000 compliant. The Company has relied upon verbal representations by consultants that all computer hardware purchased is Year 2000 compliant. The Company cannot give any assurance that all computer hardware and software used by its consultants will be Year 2000 compliant. Accordingly, there is no assurance that the Company will not be affected by Year 2000 problems arising from problems with the Year 2000 problems experienced by its consultants.

Risks

The Company may realize exposure and risk if the systems for which it is dependent upon to conduct day-to-day operations are not year 2000 compliant. The Company's worst case scenario would be the loss of data regarding its property and business operations and the inability of its consultants to provide consultant services to the Company until such time as computer hardware and software was upgraded.

Estimated Year 2000 Costs

The Company estimates that its total internal cost for ensuring Year 2000 compliance for all internal systems to date to be less than $5,000. The Company anticipates incurring internal costs of less than $10,000 in completing its Year 2000 compliance plan. The Company has not incurred any external cost in ensuring Year 2000 compliance in view of the fact that the Company has only recently commenced operations and has relied upon representations of its consultants as to Year 2000 compliance.

Contingency Planning

The Company's contingency plan consists of a back-up of all computer databases and documentation.

Item 7.  Description of Property

The Company has an option to acquire a 51% interest in the New York Canyon Property, as described in detail in Item 6 of Part I of this Registration Statement under "New York Canyon Property Option Agreement".
 The Company does not own or lease any property other than its option to acquire an interest in the New York Canyon Property.

Item 8.  Directors, Executive Officers and Significant Employees

The following information sets forth the names of the directors, executive officers and significant employees of the Company, their present positions with the Company, and their biographical information.

1.	Directors and Officers


Name	                 Age  Office                   Term of Office
----                   ---  ------                   --------------
J. Stephen Barley      43   President/Sec./Treas./   One year
                            Director

Geoffrey N. Goodall    38   Director                 One year

Mr. J. Stephen Barley is a director and is President of the Company. Mr. Barley received his Bachelor of Commerce degree from the Mount Allison University in New Brunswick, Canada in 1979. He received his law degree from Dalhousie University in Nova Scotia, Canada in 1982. Mr. Barley practiced as a lawyer with Casey & O'Neill and successor firms from 1984 to 1991. Mr. Barley practiced as a lawyer with J. Stephen Barley Law Corporation from 1992 to 1997. Mr. Barley specialized in the areas of corporate and securities law during the time of his private practice as a lawyer with Casey & O'Neill and J. Stephen Barley Law Corporation. Mr. Barley's clients included a number of publicly traded companies involved in the business of mineral exploration. Mr. Barley has been involved as a corporate finance consultant and as a director and investor in several private business ventures since 1997. Mr. Barley is a member in good standing of the Law Society of British Columbia and the Law Society of Alberta.

Mr. Geoffrey N. Goodall is a director of the Company. Mr. Goodall received his Bachelor of Science, Geology, from the University of British Columbia in 1984. Mr. Goodall is a member of the Association of Professional Engineers and Geoscientists of British Columbia and is a fellow of the Geological Association of Canada. Mr. Goodall worked as a geologist with Fox Geological Services Inc. of Vancouver, British Columbia, Canada from May, 1984 to May, 1997. Mr. Goodall's responsibilities as a geologist with Fox Geological Services Inc. increased throughout this period from conducting geological field surveys to senior geologist in charge of project management. Mr. Goodall's experience covers all aspects of mineral exploration from concept design and implementation of reconnaissance exploration to detailed drilling and preliminary ore reserve calculations. Mr. Goodall was Vice-President, Exploration of Leigh Resources Corporation of Vancouver, British Columbia, Canada from June, 1997 to September, 1998. Leigh Resources Corporation is a public company, the shares of which are traded on the Vancouver Stock Exchange. Mr. Goodall was responsible for the design, implementation, and supervision of mineral exploration projects for Leigh Resources. Mr. Goodall worked with Homestake Mining Inc. of San Francisco, California from September to December, 1998. Mr. Goodall's work with Homestake was as a contract geologist and duties included a review of exploration programs and operations of Homestake Mining in Bulgaria.

2.	Significant Employees

The Company does not have any significant employees.

Item 9.  Remuneration of Directors and Officers

The following table sets forth certain information as to the Company's three highest paid executive officers and directors for period from commencement of the Company's business on April 1, 1999 to October 31, 1999. As indicated below, the Company does not presently pay any compensation to any of its officers and directors. The Company may during the course of the current year decide to compensate its officers and directors for their services. No other compensation is anticipated to be paid to any such officers other than the cash compensation set forth below.



-------------------------------------------------------------------
                 Summary Compensation Table
-------------------------------------------------------------------

Name			Position          Year      Management Fee
----                    --------          ----      --------------
J. Stephen Barley	President	  1999	    $5,200
------------------------------------------------------------------


The services of Mr. Barley are provided pursuant to the Management Agreement with C.H.M. Consulting Inc. See Item 6 - "Description of Business - Management Agreement".

Item 10.  Security Ownership of Management and Certain Security Holders

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to own beneficially 5% or more of the Common Stock, (ii) each director and officer and (iii) all directors and officers as a group:

                 Name and Address      Amount of		 Percent
Title of Class   of Beneficial Owner   Beneficial Ownership  of Class
--------------   -------------------   --------------------  --------
Common Stock	J. Stephen Barley	1,200,000	      59.0%
                  2060 Gisby Street
                  West Vancouver, BC
                  Canada  V7V 4N3

Common Stock	Geoffrey N. Goodall	    NIL		       0.0%
                  1315 Arborlynn Drive
                  North Vancouver, BC
                  Canada V7J 2V6

Common Stock	Directors and Officers	1,200,000	      59.0%
                  As a Group


Item 11.  Interest of Management and Others in Certain Transactions

Except as set forth below, none of the directors or officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any promoter of the Company, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has or will materially affect the Company.

The Company has entered into the Management Agreement with C.H.M. Consulting Inc., a company controlled by Mr. J. Stephen Barley, President of the Company. Under the Management Agreement, the Company has agreed to pay to C.H.M. Consulting Inc. a management fee of $750 per month for a one year term in consideration for management and administration services to be provided by C.H.M. Consulting Inc. to the Company. See Item 6 of
Part I of this Registration Statement under "Management Agreement".

Item 12.  Description of Securities

Common Stock

The Company has authorized 100,000,000 common shares par value $0.001 of Common Stock, of which 2,033,000 are currently outstanding.

Holders of Common Stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of Common Stock, including the election of directors. There is no right to cumulate votes for the election of directors. Stockholders holding a majority of the voting power of the capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of the Company's stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the Company's Certificate of Incorporation.

Holders of Common Stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the Board of Directors, from funds legally available therefor, subject to the rights of holders of any outstanding preferred stock. In the event of the liquidation, dissolution or winding up of the affairs of the Company, all assets and funds of the Company remaining after the payment of all debts and other liabilities, subject to the rights of the holders of any outstanding preferred stock, shall be distributed, pro rata, among the holders of the Common Stock. Holders of Common Stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Stock.
All outstanding shares of Common Stock are fully paid and non-assessable.

Warrants

The Company does not have any warrants to purchase securities of the Company outstanding.

Options

The Company does not have any options to purchase securities of the Company outstanding. The Company may in the future establish an incentive stock option plan for its directors, officers, employees and consultants.

Transfer Agent

Pacific Stock Transfer Company of Las Vegas, Nevada is the transfer agent for the Shares.

                              PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

The Company anticipates applying for a listing on the OTC Bulletin Board upon effectiveness of this registration statement. Currently, there is no public market for the Company's stock and there is no assurance that a public market will materialize.

As of the date of this registration statement, there were forty-seven
(47) registered shareholders in the Company. There are no dividend restrictions in the Company.

None of the holders of the Company's common shares have any right to require the Company to register its common shares pursuant to the Securities Act of 1933.

The issuance of dividends to shareholders is at the discretion of the board of directors of the Company. The Company has not issued any dividends since its inception and does not have plans to do so in the foreseeable future.

Item 2.  Legal Proceedings

There are no legal proceedings pending or threatened against the Corporation.

Item 3.  Changes in and Disagreements with Accountants

The Company has had no changes in or disagreements with its accountants since its inception in June, 1998.

Item 4.  Recent Sales of Unregistered Securities

The Company completed an offering of 1,200,000 common shares at a price of $0.005 per share on April 1, 1999 pursuant to Section 4(2) of the Securities Act of 1933. All of these shares were sold to J. Stephen Barley, the President, Secretary/ Treasurer and Director of the Company, and are "restricted shares" within the meaning of the Securities Act of 1933.

The Company completed an offering of 800,000 common shares at a price of $0.05 per share on April 1, 1999 to a total of thirteen (13) investors, each of which investors was known to an officer and director of the Company. The offering was completed pursuant to Rule 504 of Regulation D of the Act which provides an exemption for issues of stock up to $1,000,000, in the aggregate, by companies with a specific business plan and that are not subject to the reporting requirements of the Securities and Exchange Act of 1934. The offering was also completed pursuant to exemptions provided by Section 46(j) of the Securities Act of British Columbia.

The Company completed an offering of 33,000 common shares at a price of $0.25 per share on April 5, 1999 to a total of thirty three (33) investors, each of which investors was known to an officer and director of the Company. The offering was completed pursuant to Rule 504 of Regulation D of the Act which provides an exemption for issues of stock up to $1,000,000, in the aggregate, by companies with a specific business plan and that are not subject to the reporting requirements of the Securities and Exchange Act of 1934. The offering was also completed pursuant to exemptions provided by Section 46(j) of the Securities Act of British Columbia.

The aggregate of these offerings, if integrated under Rule 502 of Regulation D of the Act is less than the $1,000,000 limit the exemption allows.

Item 5.  Indemnification of Directors and Officers

The officers and directors of the Company are indemnified as provided under the Nevada Revised Statutes (the "NRS") and the Bylaws of the Company.

Under the NRS, director immunity from liability to a corporation or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a corporation's articles of incorporation (which is not the case with the Company's Articles of Incorporation). Excepted from that immunity are: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful); (iii) a transaction from which the director derived an improper personal profit; and (iv) willful misconduct.

The By-laws of the Company provide that the Company will indemnify its directors and officers to the fullest extent not prohibited by the Nevada General Corporation Law; provided, however, that the Company may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation,
(iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the corporation under the Nevada General Corporation Law or (iv) such indemnification is required to be made pursuant to the By-laws.

The By-laws of the Company provide that the Company will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the By-laws of the Company or otherwise.

The By-laws of the Company provide that no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

                             PART F/S
                       FINANCIAL STATEMENTS

The Company's audited Financial Statements, as described below, are attached hereto.

1.	Audited financial statements for the period ended April 30, 1999, including:

(a)	Balance Sheet;

(b)	Statement of Loss and Deficit;

(c)	Statement of Cash Flows;

(d)	Statement of Stockholders' Equity;

(e)	Notes to Financial Statements.


2.	Consent of Auditor

3.	Interim financial statements for the period ended October 31, 1999, including:

(a)	Balance Sheet;

(b)	Statement of Loss and Deficit;

(c)	Statement of Cash Flows;

(d)	Statement of Stockholders' Equity;

(e)	Notes to Financial Statements.

                     COPPER VALLEY MINERALS LTD.
                 (FORMERLY RECON RUBBER CORPORATION)
                   (An Exploration Stage Company)

                       FINANCIAL STATEMENTS


                           APRIL 30, 1999
                      (Stated in U.S. Dollars)

                                  ------------------------------
                                  Morgan & Company
                                  ------------------------------
                                  Chartered Accountants
                                  ------------------------------
                                  P.O. Box 10007, Pacific Centre
                                  Suite 1730 - 700 West
                                  Georgia Street
                                  Vancouver, B.C. V7Y 1A1
                                  Telephone (604) 687-5841
                                  Fax (604) 687-0075
                                  ------------------------------


                        AUDITORS' REPORT

To the Directors
Copper Valley Minerals
(Formerly Recon Rubber Corporation)

We have audited the balance sheet of Copper Valley Minerals (Formerly Recon Rubber Corporation) (an exploration stage company) as at April 30, 1999 and the statements of loss and deficit accumulated during the exploration stage, cash flows and stockholders' equity for the period then ended. These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 1999 and the results of its operations and the cash flows for the period then ended in accordance with United States generally accepted accounting principles.




Vancouver, B.C.                         \s\ Morgan & Company

July 20, 1999                           Chartered Accountants

                    COPPER VALLEY MINERALS LTD.
                (FORMERLY RECON RUBBER CORPORATION)
                   (An Exploration Stage Company)

                          BALANCE SHEET

                          APRIL 30, 1999
                     (Stated in U.S. Dollars)

------------------------------------------------------------------

ASSETS

Current
   Cash                                                 $   48,961

Mineral Property (Note 3)                                    1,000
                                                        ----------
                                                        $   49,961

==================================================================

LIABILITIES

Current
   Accounts payable                                     $    1,132

SHAREHOLDERS' EQUITY

Share Capital
   Authorized:
     100,000,000 Common shares, par value
       $0.001 per share

   Issued and outstanding:
     2,033,000 Common shares                                 2,033

   Additional paid in capital                               52,217

Deficit Accumulated During The Exploration Stage            (5,421)
                                                        ----------
                                                            48,829
                                                        ----------
                                                        $   49,961
==================================================================


Approved by the Directors:

\s\ J. Stephen Barley
--------------------------------      ----------------------------

                    COPPER VALLEY MINERALS LTD.
                (FORMERLY RECON RUBBER CORPORATION)
                   (An Exploration Stage Company)

                   STATEMENT OF LOSS AND DEFICIT
                      (Stated in U.S. Dollars)


------------------------------------------------------------------
                                        Period From
                                          Date Of
                                        Organization     Inception
                                          June 12          June 12
                                            1998              1998
                                         To April 30   To April 30
                                            1999              1999
------------------------------------------------------------------
Expenses
   Office administration and sundry      $       752   $       752
   Mineral property exploration
     expenditures                              3,829         3,829
   Professional fees                             840           840
                                         -------------------------

Net Loss For The Period                        5,421   $     5,421
                                                       ===========

Deficit Accumulated During The
Exploration Stage, Beginning Of Period             -
                                         -----------

Deficit Accumulated During The
Exploration Stage, End Of Period         $     5,421
                                         ===========

Net Loss Per Share                       $      0.03
                                         ===========
Weighted Average Number of Shares
Outstanding                                  188,897
                                          ==========

                    COPPER VALLEY MINERALS LTD.
                (FORMERLY RECON RUBBER CORPORATION)
                   (An Exploration Stage Company)

                    STATEMENT OF CASH FLOWS
                    (Stated in U.S. Dollars)


------------------------------------------------------------------
                                        Period From
                                          Date Of
                                        Organization     Inception
                                          June 12          June 12
                                            1998              1998
                                         To April 30   To April 30
                                            1999              1999
------------------------------------------------------------------

Cash Flow From Operating Activities
   Net loss for the period               $    (5,421)  $    (5,421)

Adjustments To Reconcile Net Loss
  To Net Cash Used By Operating
  Activities
   Change in accounts payable                  1,132         1,132
                                         -----------   -----------
                                              (4,289)       (4,289)

Cash Flow From Investing Activities
   Mineral property                           (1,000)       (1,000)
                                         -----------   -----------
Cash Flow From Financing Activities
   Share capital issued                       54,250        54,250
                                         -----------   -----------
Increase In Cash                              48,961        48,961

Cash, Beginning Of Period                          -             -
                                         -----------   -----------

Cash, End Of Period                      $    48,961   $    48,961
==================================================================

                    COPPER VALLEY MINERALS LTD.
                (FORMERLY RECON RUBBER CORPORATION)
                   (An Exploration Stage Company)

                 STATEMENT OF STOCKHOLDERS' EQUITY

                          APRIL 30, 1999
                    (Stated in U.S. Dollars)



                            Common Stock
                      --------------------------
                                      Additional
                                      Paid-in
                  Shares      Amount  Capital    Deficit    Total
                  ------------------------------------------------
Shares issued for
cash @ $0.005     1,200,000 $  1,200  $  4,800   $     -  $  6,000

Shares issued for
cash @ $0.05        800,000      800    39,200         -    40,000

Shares issued for
cash @ $0.25         33,000       33     8,217         -     8,250

Net loss for the
period                    -        -         -    (5,421)   (5,421)
                  ------------------------------------------------
Balance, April 30,
1999              2,033,000 $  2,033  $ 52,217   $(5,421) $ 48,829
                  ================================================

                    COPPER VALLEY MINERALS LTD.
                (FORMERLY RECON RUBBER CORPORATION)
                   (An Exploration Stage Company)

                    NOTES TO FINANCIAL STATEMENTS

                           APRIL 30, 1999
                     (Stated in U.S. Dollars)

1.	NATURE OF OPERATIONS

a)	Organization

	The Company was incorporated in the State of Nevada, U.S.A.
on June 12, 1998.

b)	Exploration Stage Activities

The Company is in the process of exploring its mineral property and has not yet determined whether the property contains ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral property and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims and the ability of the Company to obtain profitable production or proceeds from the disposition thereof.


2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)	Mineral Property and Related Deferred Exploration
Expenditures

The Company defers all direct exploration expenditures on mineral properties in which it has a continuing interest to be amortized over the recoverable reserves when a property reaches commercial production. On abandonment of any property, applicable accumulated deferred exploration expenditures will be written off. To date none of the Company's properties have reached commercial production.

At least annually, the net deferred cost of each mineral property is compared to management's estimation of the net realizable value, and a write-down is recorded if the net realizable value is less than the cumulative net deferred costs.

                    COPPER VALLEY MINERALS LTD.
                (FORMERLY RECON RUBBER CORPORATION)
                   (An Exploration Stage Company)

                    NOTES TO FINANCIAL STATEMENTS

                           APRIL 30, 1999
                     (Stated in U.S. Dollars)


2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

a)	Income Taxes

	The Company has adopted Statement of Financial Accounting
Standards No. 109 - "Accounting for Income Taxes" (SFAS
109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

b)	Financial Instruments

	The Company's financial instruments consist of cash and accounts payable.

	Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

c)	Net Loss Per Share

Net loss per share is based on the weighted average number of common shares outstanding during the period plus common share equivalents, such as options, warrants and certain convertible securities. This method requires primary earnings per share to be computed as if the common share equivalents were exercised at the beginning of the period or at the date of issue and as if the funds obtained thereby were used to purchase common shares of the Company at its average market value during the period.


3.	MINERAL PROPERTY

The Company has entered into an option agreement to acquire a 51% interest in the 37 mineral claims located in Mineral
County, Nevada.

In order to earn its interest, the Company must make cash payments and incur exploration expenditures as follows:

	Cash payments:

-	$1,000 on execution of the agreement (paid)
-	$50,000 on the first anniversary of the agreement
-	$75,000 on the second anniversary of the agreement
-	$75,000 on the third anniversary of the agreement
-	$100,000 on the fourth anniversary of the agreement
-	$120,000 per year thereafter until the property is placed
into commercial production

                    COPPER VALLEY MINERALS LTD.
                (FORMERLY RECON RUBBER CORPORATION)
                   (An Exploration Stage Company)

                    NOTES TO FINANCIAL STATEMENTS

                           APRIL 30, 1999
                     (Stated in U.S. Dollars)


	3.	MINERAL PROPERTY (Continued)

	The Company has the option to buyout the $120,000 yearly minimum payment by making a one time payment of $1,000,000 in cash or shares at not less than $0.50 per share.

		Exploration expenditures:

-	$9,000 by April 1, 2000
-	a further $150,000 by April 1, 2001
-	a further $150,000 by April 1, 2002
-	a further $240,000 by April 1, 2003
-	a further $450,000 by April 1, 2004

Consideration paid to date:	$ 1,000
                               ======


4.	UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


5.	SUBSEQUENT EVENT

Subsequent to April 30, 1999, the Company's name was changed to Copper Valley Minerals Ltd.

                       COPPER VALLEY MINERALS LTD.
                      (An Exploration Stage Company)

                          FINANCIAL STATEMENTS


                            OCTOBER 31, 1999
                               (Unaudited)
                        (Stated in U.S. Dollars)

                  COPPER VALLEY MINERALS LTD.
                (An Exploration Stage Company)

                        BALANCE SHEET

                      OCTOBER 31, 1999
                         (Unaudited)
                  (Stated in U.S. Dollars)


------------------------------------------------------------------

ASSETS

Current
   Cash                                                 $   34,647

Mineral Property (Note 3)                                    1,000
                                                        ----------
                                                        $   35,647
==================================================================

LIABILITIES

Current
   Accounts payable                                     $    3,776
                                                        ----------
SHAREHOLDERS' EQUITY

Share Capital
   Authorized:
     100,000,000 Common shares, par value
       $0.001 per share

   Issued and outstanding:
     2,033,000 Common shares                                 2,033

   Additional paid in capital                               52,217

Deficit Accumulated During The Exploration Stage           (22,379)
                                                        ----------
                                                            31,871
                                                        ----------
                                                        $   35,647
==================================================================

                  COPPER VALLEY MINERALS LTD.
                (An Exploration Stage Company)

                 STATEMENT OF LOSS AND DEFICIT
                         (Unaudited)
                  (Stated in U.S. Dollars)


------------------------------------------------------------------
                                               Six       Inception
                                            Months         June 12
                                             Ended            1998
                                        October 31   To October 31
                                              1999            1999
------------------------------------------------------------------
Expenses
   Office administration and sundry    $     4,757     $     5,509
   Mineral property exploration
     expenditures                              945           4,774
   Professional fees                        11,256          12,096
                                         -------------------------

Net Loss For The Period                     16,958     $    22,379
                                                       ===========

Deficit Accumulated During The
Exploration Stage, Beginning Of Period       5,421
                                       -----------

Deficit Accumulated During The
Exploration Stage, End Of Period       $    22,379
                                       ===========

Net Loss Per Share                     $      0.01
                                       ===========
Weighted Average Number of Shares
Outstanding                              2,033,000
                                        ==========

                  COPPER VALLEY MINERALS LTD.
                (An Exploration Stage Company)

                 STATEMENT OF LOSS AND DEFICIT
                         (Unaudited)
                  (Stated in U.S. Dollars)


------------------------------------------------------------------
                                               Six       Inception
                                            Months         June 12
                                             Ended            1998
                                        October 31   To October 31
                                              1999            1999
------------------------------------------------------------------
Cash Flow From Operating Activities
   Net loss for the period             $   (16,958)   $    (22,379)

Adjustments To Reconcile Net Loss
  To Net Cash Used By Operating
  Activities
   Change in accounts payable                2,644           3,776
                                       -----------     -----------
                                           (14,314)        (18,603)
                                       ---------------------------

Cash Flow From Investing Activities
   Mineral property                              -          (1,000)
                                       -----------     -----------
Cash Flow From Financing Activities
   Share capital issued                          -          54,250
                                       -----------     -----------
Increase In Cash                           (14,314)         34,647

Cash, Beginning Of Period                   48,961               -
                                       -----------     -----------

Cash, End Of Period                    $    34,647     $    34,647
==================================================================

                  COPPER VALLEY MINERALS LTD.
                (An Exploration Stage Company)

                STATEMENT STOCKHOLDERS' EQUITY
                         (Unaudited)
                  (Stated in U.S. Dollars)


                            Common Stock
                      --------------------------
                                      Additional
                                      Paid-in
                  Shares      Amount  Capital    Deficit    Total
                  ------------------------------------------------
Shares issued for
cash @ $0.005     1,200,000 $  1,200  $  4,800  $      -  $  6,000

Shares issued for
cash @ $0.05        800,000      800    39,200         -    40,000

Shares issued for
cash @ $0.25         33,000       33     8,217         -     8,250

Net loss for the
period                    -        -         -    (5,421)   (5,421)
                  ------------------------------------------------
Balance, April 30,
1999              2,033,000 $  2,033  $ 52,217  $ (5,421) $ 48,829
                  ================================================
Net loss for
the period                -        -         -   (16,958)  (16,958)
                  ------------------------------------------------
Balance,
October 31, 1999  2,033,000 $  2,033  $ 52,217  $(22,379) $ 31,871
                  ================================================

                   COPPER VALLEY MINERALS LTD.
                 (An Exploration Stage Company)

                 NOTES TO FINANCIAL STATEMENTS

                       OCTOBER 31, 1999
                          (Unaudited)
                   (Stated in U.S. Dollars)


1.	NATURE OF OPERATIONS

a)	Organization

	The Company was incorporated in the State of Nevada, U.S.A.
on June 12, 1998.

b)	Exploration Stage Activities

The Company is in the process of exploring its mineral property and has not yet determined whether the property contains ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral property and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims and the ability of the Company to obtain profitable production or proceeds from the disposition thereof.


2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)	Mineral Property and Related Deferred Exploration
Expenditures

The Company defers all direct exploration expenditures on mineral properties in which it has a continuing interest to be amortized over the recoverable reserves when a property reaches commercial production. On abandonment of any property, applicable accumulated deferred exploration expenditures will be written off. To date none of the Company's properties have reached commercial production.

At least annually, the net deferred cost of each mineral property is compared to management's estimation of the net realizable value, and a write-down is recorded if the net realizable value is less than the cumulative net deferred costs.

                   COPPER VALLEY MINERALS LTD.
                 (An Exploration Stage Company)

                 NOTES TO FINANCIAL STATEMENTS

                       OCTOBER 31, 1999
                          (Unaudited)
                   (Stated in U.S. Dollars)


2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)	Income Taxes

	The Company has adopted Statement of Financial Accounting
Standards No. 109 - "Accounting for Income Taxes" (SFAS
109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

c)	Financial Instruments

	The Company's financial instruments consist of cash and accounts payable.

	Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

d)	Net Loss Per Share

Net loss per share is based on the weighted average number of common shares outstanding during the period plus common share equivalents, such as options, warrants and certain convertible securities. This method requires primary earnings per share to be computed as if the common share equivalents were exercised at the beginning of the period or at the date of issue and as if the funds obtained thereby were used to purchase common shares of the Company at its average market value during the period.


3.	MINERAL PROPERTY

The Company has entered into an option agreement to acquire a 51% interest in the 37 mineral claims located in Mineral
County, Nevada.

In order to earn its interest, the Company must make cash payments and incur exploration expenditures as follows:

	Cash payments:
-	$1,000 on execution of the agreement (paid)
-	$50,000 on the first anniversary of the agreement
-	$75,000 on the second anniversary of the agreement
-	$75,000 on the third anniversary of the agreement
-	$100,000 on the fourth anniversary of the agreement
-	$120,000 per year thereafter until the property is placed
into commercial production

                   COPPER VALLEY MINERALS LTD.
                 (An Exploration Stage Company)

                 NOTES TO FINANCIAL STATEMENTS

                       OCTOBER 31, 1999
                          (Unaudited)
                   (Stated in U.S. Dollars)


3.	MINERAL PROPERTY (Continued)

	The Company has the option to buyout the $120,000 yearly minimum payment by making a one time payment of $1,000,000 in cash or shares at not less than $0.50 per share.

		Exploration expenditures:

-	$9,000 by April 1, 2000
-	a further $150,000 by April 1, 2001
-	a further $150,000 by April 1, 2002
-	a further $240,000 by April 1, 2003
-	a further $450,000 by April 1, 2004

Consideration paid to date:   $ 1,000
                              =======


4.	UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                              PART III

                          INDEX TO EXHIBITS


Exhibit 1:    Articles of Incorporation
Exhibit 2:    Certificate of Amendment of the Articles of Incorporation
Exhibit 3:    Bylaws of the Company
Exhibit 4:    New York Canyon Property Option Agreement
Exhibit 5:    Management  Contract between the Company and C.H.M.
              Consulting Inc.
Exhibit 6:    Geological Report on the New York Canyon Property
Exhibit 7:    Consent of Geological Consultant to use of Report

                            SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Form 10-SB registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


COPPER VALLEY MINERALS LTD.

Date:	November 18, 1999

      \s\ J. Stephen Barley
By:	__________________________________
      J. STEPHEN BARLEY, Director, President
      Chief Executive Officer